130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

December 22, 2017	No. 17-18

Avalon Enters into Preferred Share Financing Agreement for
Gross Proceeds of $1.5 million and Completes $362,000 Flow
-Through Private Placement

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has entered into a preferred share purchase agreement (the “Agreement”) with an entity managed by The Lind Partners, a New York based asset management firm (“Lind”). The financing will involve the issuance of 300 Series B1 Preferred Shares (the “Preferred Shares”) on a private placement basis at a price of $5,000 per Preferred Share for gross proceeds of $1,500,000. The proceeds will be used for ongoing market development work, metallurgical studies and preliminary engineering work on the Separation Rapids Lithium Project and for general working capital purposes. The transaction is expected to close the week of January 1, 2018.

The Preferred Shares do not carry a dividend and have a redemption value per share that starts at $5,000 and increases by $250 per share each quarter over the next 24 months, to a cap of $6,750 per share. After the four month Hold Period (defined below), the Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the Toronto Stock Exchange (the “TSX”) immediately prior to the date that notice of conversion is given.

In conjunction with the closing, Lind will receive a commitment fee of $75,000 and 6,250,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.15 per common share until 60 months after closing.

Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period (the “Hold Period”), which expires four months and one day after closing. After the Hold Period, Lind has the basic right to convert 15 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the Agreement, however Lind is permitted to convert up to 60 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Lind will also be entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events as set out in the Agreement. The Company has the right to redeem the Preferred Shares at any time after the Hold Period at a small premium to the redemption value. The Company has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 50 Series B2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX.

The Company has received conditional approval of the TSX in connection with the completion of the Series B1 Preferred Share private placement.

Phillip Valliere, Managing Director at Lind said, “Lind is pleased to make this follow-on investment in Avalon, increasing our total investment to $4,000,000. We remain confident that management will successfully advance the Separation Rapids Lithium Project and we are happy to provide our continued support to the Company.”

Don Bubar, Avalon’s President and CEO commented, “Lind continue to be solid supporters of the Company’s development plans for both the Separation Rapids Lithium and East Kemptville Tin Projects. This preferred share financing model achieves a balance that mitigates some of the risk of excessive dilution to our shareholders while providing Lind with some downside protection.”

Flow-Through Private Placement

In addition to the above transaction, the Company has also completed a non-brokered private placement consisting of 2,500,000 flow-through shares at a price of $0.145 per share for gross proceeds of $362,500.

In conjunction with this private placement, Avalon paid finder’s fees of $19,140 and issued 132,000 non-transferrable finder’s warrants, with each finder’s warrant being exercisable to acquire one common share of the Company at a price of $0.15 for a period of 24 months from today. Pursuant to Canadian securities laws, the securities issuable under this private placement are subject to a hold period which expires four months and one day from the date of issuance. The proceeds from this offering will be used primarily to continue to advance the Company’s Separation Rapids Lithium Project.

This news release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

About The Lind Partners
The Lind Partners is a New York-based institutional fund management firm focused on small-and mid-cap companies publicly traded in Canada, Australia and the UK across mining, oil & gas, biotech and technology. Lind employs a multi-strategy investment approach: direct investments of new capital; participation in syndicated equity placements; IPO/pre-IPO investments; and selective open market trades. Since 2009, the Lind team has completed over 75 direct investments totaling over $600 million in value.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the anticipated closing of the financing and how the Company plans to use the net proceeds from the financings. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.